May 25, 2006

Mail Stop 4561


Darl C. McBride
President and Chief Executive Officer
The SCO Group, Inc.
355 South 520 West, Suite 100
Lindon, UT 84042

      Re:	The SCO Group, Inc.
		Post-effective Amendment to a Registration Statement on
Form S-3
      Filed May 8, 2006
		File No. 333-116732


Dear Mr. McBride:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3
Selling Stockholders, page 8
1. Please confirm, if true, that neither of the two selling stockholders are broker-dealers or affiliates of registered broker-dealers.


Item 12. Undertakings, page II-2
2. Item 512(a) of Regulation S-K was recently amended in Release
No.
33-8591. Please revise your undertakings as appropriate.

      **********************************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, SCO Group, Inc. should furnish a letters prior to effectiveness of the post-effective amendment acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	Nolan S. Taylor
	Dorsey & Whitney LLP
	170 South Main Street, Suite 900
	Salt Lake City, UT 84101-7373
      Facsimile: (801) 933-7373
Darl C. McBride, President
The SCO Group, Inc.
May 25, 2006
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